Filed Pursuant to Rule 433
Registration Statement Nos. 333-167092 and 333-167092-01
August 10, 2010

FINAL TERM SHEET

U.S.$1,250,000,000 3.125% Notes due 2017:

Issuer:	Statoil ASA (“Statoil”).

Guarantor:	Statoil Petroleum AS (“Statoil Petroleum”).

Title:	3.125% Notes due 2017 (the “2017 Notes”).

Total initial principal amount:	$1,250,000,000

Settlement Date:	August 17, 2010

Maturity Date:	August 17, 2017

Day Count:	30/360

Day Count Convention:	Following unadjusted.

Coupon:	3.125%

Date interest starts accruing:	August 17, 2010

Interest Payment Dates:	February 17 and August 17 of each year, subject to the Day Count Convention, commencing February 17, 2011.

Public offering price:	Per 2017 Note: 99.782%; Total: $1,247,275,000

Proceeds, after underwriting discount, but before expenses, to us:	Per 2017 Note: 99.382%; Total: $1,242,275,000

Treasury benchmark:	2.375% due 31st July 2017

Benchmark Treasury yield:	2.210%

Spread to Treasury benchmark:	95 bps

Re-offer yield:	3.160%

Make-Whole Spread:	15 basis points

Further issuances:

Statoil may, at its sole option, at any time and without the consent of the then existing noteholders, “reopen” the 2017 Notes and issue an unlimited principal amount of additional 2017 Notes in one or more transactions subsequent to the date of the related prospectus supplement dated August 10, 2010, with terms (other than the issuance date, issue price and, possibly, the first interest payment date and the date interest starts accruing) identical to the 2017 Notes, as described beginning on page S-3 of the prospectus supplement. Statoil may reopen the 2017 Notes only if the additional 2017 Notes issued will be fungible with the original 2017 Notes of the series for United States federal income tax purposes.

Joint-Book Running Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities Inc.

CUSIP Number:	85771P AB8

ISIN:	US85771PAB85

U.S.$750,000,000 5.100% Notes due 2040:

Issuer:	Statoil ASA (“Statoil”).

Guarantor:	Statoil Petroleum AS (“Statoil Petroleum”).

Title:	5.100% Notes due 2040 (the “2040 Notes”).

Total initial principal amount:	$750,000,000

Settlement Date:	August 17, 2010

Maturity Date:	August 17, 2040

Day Count:	30/360

Day Count Convention:	Following unadjusted.

Coupon:	5.100%

Date interest starts accruing:	August 17, 2010

Interest Payment Dates:	February 17 and August 17 of each year, subject to the Day Count Convention, commencing February 17, 2011.

Public offering price:	Per 2040 Note: 99.680%; Total: $747,600,000

Proceeds, after underwriting discount, but before expenses, to us:	Per 2040 Note: 98.805%; Total: $741,037,500

Treasury benchmark:	4.625% due February 15, 2040

Benchmark Treasury yield:	3.971%

Spread to Treasury benchmark:	115 bps

Re-offer yield:	5.121%

Make-Whole Spread:	20 basis points

Further issuances:

Statoil may, at its sole option, at any time and without the consent of the then existing noteholders, “reopen” the 2040 Notes and issue an unlimited principal amount of additional 2040 Notes in one or more transactions subsequent to the date of the related prospectus supplement dated August 10, 2010, with terms (other than the issuance date, issue price and, possibly, the first interest payment date and the date interest starts accruing) identical to the 2040 Notes, as described beginning on page S-3 of the prospectus supplement. Statoil may reopen the 2040 Notes only if the additional 2040 Notes issued will be fungible with the original 2040 Notes of the series for United States federal income tax purposes.

Joint-Book Running Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities Inc.

CUSIP Number:	85771P AC6

ISIN:	US85771PAC68

The following terms apply to the 2017 Notes and the 2040 Notes:

Denomination:	Each of the 2017 Notes and the 2040 Notes (together the “Notes”) will be issued in denominations of $1,000 and integral multiples of $1,000.

Business Day:	Any weekday on which banking or trust institutions in neither New York nor Oslo are authorized generally or obligated by law, regulation or executive order to close.

Ranking:	The Notes are unsecured and will rank equally with all of Statoil’s other unsecured and unsubordinated indebtedness.

Regular record dates for interest:	The 15th calendar day preceding each Interest Payment Date, whether or not such day is a Business Day.

Sinking fund:	There is no sinking fund.

Optional tax redemption:

Statoil and Statoil Petroleum have the option to redeem the Notes of either series, in whole, in the two situations described below at a redemption price equal to the principal amount of the applicable series of the Notes plus accrued interest and any additional amounts due on the date fixed for redemption upon providing between 30 and 60 days’ notice.

The first situation is where, as a result of changes in or amendment to, or changes in the official application or interpretation of, any laws or regulations or rulings, or changes in the official application or interpretation of, or any execution of or amendment to, any treaties on or after August 10, 2010 in the jurisdiction where Statoil or Statoil Petroleum are incorporated or, if different tax resident, Statoil or Statoil Petroleum, as applicable, would be required to pay additional amounts as described below under “Additional amounts”. If Statoil or Statoil Petroleum is succeeded by another entity, the applicable jurisdiction will be the jurisdiction in which such successor entity is organized or incorporated or, if different, tax resident, and the applicable date will be the date the entity became a successor. Statoil or Statoil Petroleum do not have the option to redeem in this case if either Statoil or Statoil Petroleum, as applicable, could have avoided the payment of additional amounts or the deduction or withholding by using reasonable measures available to Statoil or Statoil Petroleum, as applicable.

The second situation is where, following a merger, consolidation, sale or lease of Statoil’s or Statoil Petroleum’s assets to a person that assumes Statoil’s or Statoil Petroleum’s obligations under the applicable series of the Notes, that person is required to pay additional amounts as described below under “Additional amounts”. Statoil, Statoil Petroleum or the other person would have the option to redeem the applicable series of the Notes in this situation even if the additional amounts became payable immediately after such assumption. Neither Statoil, Statoil Petroleum nor that person has any obligation under the indenture to seek to avoid the obligation to pay additional amounts in this situation. Statoil, Statoil Petroleum or the other person, as applicable, shall deliver to the trustee an officer’s certificate to the effect that the circumstances required for redemption exist. However, Statoil, Statoil Petroleum or the other person, as applicable, would have the option to redeem the applicable series of the Notes in the circumstances described in this paragraph only if a change in, execution of or amendment to any laws or treaties or official application of any law or treaty occurs after the date of such assumption.

Optional make-whole redemption:

Statoil has the right to redeem the Notes of either series, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the applicable series of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the applicable series of the Notes to be redeemed (not including any portion of payments of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus, for each series of Notes, its Make-Whole Spread, plus accrued and unpaid interest to the date of redemption. For purposes of determining the optional make-whole redemption price, the following definitions are applicable. “Treasury rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date. “Comparable treasury issue” means the U.S. Treasury security or securities selected by the quotation agent as having an actual or interpolated maturity comparable to the remaining term of the applicable series of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes. “Comparable treasury price” means, with respect to any redemption date, the average of the reference treasury dealer quotations for such redemption date. “Quotation agent” means one of the reference treasury dealers appointed by Statoil. “Reference treasury dealer” means Barclays Capital Inc., J.P. Morgan Securities Inc. or Deutsche Bank Securities Inc., or their respective affiliates which are primary U.S. government securities dealers, and their respective successors, and two other primary U.S. government securities dealers selected by Statoil, provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in the United States (a “primary treasury dealer”), Statoil shall substitute therefor another primary treasury dealer. “Reference treasury dealer quotations” means with respect to each reference treasury dealer and any redemption date, the average, as determined by the quotation agent, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the quotation agent by such reference treasury dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

Additional amounts:	None payable under current law.

The government or any political subdivision or taxing authority of such government of any jurisdiction where Statoil or Statoil Petroleum are incorporated (currently the Kingdom of Norway) or, if different, tax resident may require Statoil or Statoil Petroleum to withhold amounts from payments on the principal or interest on the Notes of either series or payment under the guarantees for taxes, assessments or any other governmental charges. If any such jurisdiction requires a withholding of this type, Statoil or Statoil Petroleum may be required to pay the noteholder additional amounts so that the net amount the noteholder receives will be the amount specified in the applicable series of the Notes. However, in order for the noteholder to be entitled to receive the additional amounts, the noteholder must not be resident in the jurisdiction that requires the withholding. Statoil and Statoil Petroleum will not have to pay additional amounts under any or any combination of the following circumstances:

(1) The tax, assessment or governmental charge is imposed only because the noteholder, or a fiduciary, settlor, beneficiary or member or shareholder of, or possessor of a power over, the noteholder, if the noteholder is an estate, trust, partnership or corporation, was or is connected to the taxing jurisdiction, other than by merely holding the Notes or receiving principal or interest in respect thereof. These connections include where the noteholder or related party:

(a) is or has been a citizen or resident of the jurisdiction;
(b) is or has been present or engaged in trade or business in the jurisdiction; or
(c) has or had a permanent establishment in the jurisdiction.

(2) The tax, assessment or governmental charge is imposed due to the presentation of the Notes of either series (where presentation is required) for payment on a date more than 30 days after the applicable series of the Notes became due or after the payment was provided for, whichever occurs later.

(3) The tax, assessment or governmental charge is on account of an estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge.

(4) The tax, assessment or governmental charge is for a tax or governmental charge that is payable in a manner that does not involve withholding.

(5) The tax, assessment or governmental charge is imposed or withheld because the noteholder or beneficial owner failed to comply with any of Statoil’s following requests:

(a) to provide information about the nationality, residence or identity of the noteholder or beneficial owner, or

(b) to make a declaration or other similar claim or satisfy any information or reporting requirements in each case that the statutes, treaties, regulations or administrative practices of the taxing jurisdiction require as a precondition to exemption from all or part of such tax, assessment or governmental charge.

(6) The tax, assessment or governmental charge is imposed pursuant to European Union Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of November 26 and 27, 2000 on the taxation of savings or any law or agreement implementing or complying with, or introduced to conform to, such directive.

(7) The tax, assessment or governmental charge is imposed on a noteholder or beneficial owner who could have avoided such withholding or deduction by presenting its Notes to another paying agent.

(8) The noteholder is a fiduciary, partnership or other entity that is not the sole beneficial owner of the payment of the principal of, or any interest on, the Notes, and the laws of the jurisdiction (or any political subdivision or taxing authority thereof or therein) require the payment to be included in the income of a beneficiary or settlor for tax purposes with respect to such fiduciary, a member of such partnership or a beneficial owner who would not have been entitled to such additional amounts had such beneficiary, settlor, member or beneficial owner been the noteholder of the Notes.

The foregoing provisions will also apply to any present or future taxes, assessments or governmental charges imposed by any jurisdiction in which Statoil’s or Statoil Petroleum’s successor is organized or incorporated or, if different, tax resident.

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Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes prior to the third business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify any alternate settlement cycle at the time of any such trade to prevent a failed settlement.  Purchasers of the Notes who wish to make such trades should consult their own advisor.

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The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by (i) calling Barclays Capital Inc. toll-free at 1-888-603-5847, (ii) calling J.P. Morgan Securities Inc. collect at 1-212-834-4533, or (iii) calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611.